TORYS LLP

NEW YORK TORONTO

237 Park Avenue
New York, New York
10017.3142

TEL 212.880.6000
FAX 212.682.0200

www.torys.com

Daniel M. Miller
Direct Tel. 212.880.6079
Direct Fax 212.682.0200
dmiller@torys.com


05007368

April 13, 2005

**By Overnight Courier**

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
APR 14 2005
WASH, D.C.
213
SECTION

SUPPL

Dear Sir or Madam:

**Re: Highpine Oil & Gas Limited
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34869**

Pursuant to Rule 12g3-2(b) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we herewith submit, on behalf of our client, Highpine Oil & Gas Limited (the "Company"), the following documents:

1. Material change report, dated April 5, 2005.
2. News release, dated April 5, 2005.
3. Material change report, dated April 6, 2005.
4. News release, dated April 6, 2005.

As required pursuant to Rule 12g3-2(b), the Company's exemption number appears in the upper-right hand corner of each unbound page and of the first page of each bound document. This submission is a "catch-up" submission that covers the interim period between the date that the Company's application for an exemption pursuant to Rule 12g3-2(b) was submitted to the Commission (March 22, 2005) and the date of this letter.

Also enclosed is a copy of this letter. Please indicate your receipt of this letter and the enclosed information by stamping such copy and returning it to the undersigned in the enclosed self-addressed, stamped envelope. Please contact Daniel M. Miller at (212) 880-6079 if you have any questions or require any additional information with respect to the enclosed.

Yours truly,



Daniel M. Miller

cc: Fred Davidson
Burnet, Duckworth & Palmer LLP

DMM/cr

File No. 82-34869

# MATERIAL CHANGE REPORT

1. **Name and Address of Reporting Issuer:**

Highpine Oil & Gas Limited ("**Highpine**")
Suite 2200, 500 - 4th Avenue S.W.
Calgary, Alberta
T2P 2V6

2. **Date of Material Change:**

April 6, 2005.

3. **News Release:**

A press release disclosing the details discussed in this Material Change Report was jointly issued by Highpine and Vaquero Energy Ltd. ("**Vaquero**") on April 6, 2005, a copy of which is attached hereto as Schedule "A", and disseminated through the facilities of a recognized news wire service.

4. **Summary of Material Change:**

On April 6, 2005, Highpine and Vaquero jointly announced that they had entered into a merger agreement (the "**Letter Agreement**") pursuant to which Highpine agreed to acquire all of the issued and outstanding shares of Vaquero pursuant to a plan of arrangement (the "**Arrangement**") to be approved by the Vaquero shareholders no later than June 30, 2005. Under the Arrangement, shareholders of Vaquero will receive for each common share of Vaquero held 0.391 of a class "A" common share of Highpine.

5. **Full Description of Material Change:**

On April 6, 2005, Highpine and Vaquero jointly announced that they had entered into the Letter Agreement pursuant to which Highpine agreed to acquire all of the issued and outstanding shares of Vaquero pursuant to the Arrangement to be approved by Vaquero shareholders no later than June 30, 2005. Under the Arrangement, Highpine will acquire each common share of Vaquero in exchange for 0.391 of a class "A" common share of Highpine. All outstanding stock options of Vaquero shall have been exercised or cancelled or shall otherwise have ceased to exist as at the effective date of the Arrangement.

The Arrangement has the unanimous support of the board of directors of both Vaquero and Highpine.

The board of directors of Vaquero has concluded that the Arrangement is in the best interests of its shareholders and will recommend that Vaquero shareholders vote their Vaquero shares in favour of the Arrangement. Directors and officers of Vaquero, holding approximately 6.4% of the fully diluted common shares of Vaquero, have entered into lock-up agreements whereby they have agreed to vote their Vaquero shares in favour of the Arrangement. Tristone Capital Inc. has acted as financial advisor to Vaquero and has provided the board of directors of Vaquero with their fairness opinion, subject to their review of the final form of the documents effecting the Arrangement, that the consideration to be received pursuant to the Arrangement is fair, from a financial point of view.

The board of directors of Highpine has unanimously approved the Arrangement and has received an opinion from FirstEnergy Capital Corp. that the transaction is fair, from a financial point of view, subject to a review of the final form of documents effecting the Arrangement.

The obligation of Highpine to complete the Arrangement is conditional upon, among other things, the approval of the shareholders of Vaquero required for the Arrangement pursuant to the *Business Corporations Act* (Alberta) or as required by the Court, no material adverse change in respect of Vaquero

having occurred, compliance by Vaquero with its covenants contained in the Letter Agreement and all necessary securities, corporate and regulatory approvals shall have been obtained.

The obligation of Vaquero to complete the Arrangement is conditional upon, among other things, no material adverse change in respect of Highpine having occurred, the approval of shareholders of Vaquero required for the Arrangement pursuant to the *Business Corporations Act* (Alberta) or as required by the Court, and all necessary securities, corporate and regulatory approvals shall have been obtained.

Pursuant to the Letter Agreement, Vaquero has agreed to pay Highpine a non-completion fee in the amount of $10.9 million in certain circumstances if the Arrangement is not completed. In addition, Vaquero has agreed to terminate any discussions with other parties and has agreed not to solicit or initiate discussion or negotiation with any third party with respect to alternate transactions involving Vaquero and has granted Highpine certain pre-emptive rights if Vaquero receives any other offers.

The Letter Agreement provides that Highpine and Vaquero shall negotiate and enter into an arrangement agreement to implement the Arrangement and related transactions.

## 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

## 7. Omitted Information:

Not applicable.

## 8. Executive Officer:

The name and business numbers of the executive officer of Highpine who is knowledgeable of the material change and this report is:

Harry D. Cupric, Vice-President, Finance and Chief Financial Officer

Telephone: (403) 265-3333
Facsimile: (403) 265-3362

## 9. Date of Report:

This report is dated April 8, 2005.

cc: Toronto Stock Exchange

**SCHEDULE A**

**HIGHPINE OIL & GAS LIMITED AND VAQUERO ENERGY LTD.
ANNOUNCE PROPOSED MERGER**

**Calgary, Alberta,** April 6, 2005 - Highpine Oil & Gas Limited ("Highpine") and Vaquero Energy Ltd. ("Vaquero") are pleased to jointly announce that the two companies have entered into a merger agreement, whereby Highpine will acquire all of the issued and outstanding shares of Vaquero pursuant to a Plan of Arrangement (the "Arrangement") to be approved by the Vaquero shareholders no later than June 30, 2005.

Under the Arrangement, shareholders of Vaquero will receive for each common share of Vaquero held 0.391 of a class "A" common share of Highpine.

This transaction creates the dominant player in the exciting Pembina Nisku exploration trend in West Central Alberta where both companies have focused their operations.

Highpine will continue to be managed by its current executive team led by Mr. Gordon Stollery, Chairman, President and Chief Executive Officer and Mr. Greg Baum, Executive Vice President and Chief Operating Officer. In addition, Highpine is pleased to announce that Mr. Robert Waldner, President and Chief Executive Officer of Vaquero, has agreed to join the board of directors of Highpine upon the successful completion of the Arrangement.

"I am very excited to be able to announce the merger of Highpine and Vaquero," said Mr. Stollery. "The combination creates significant synergies at Pembina where, on a combined basis, we have the largest land and seismic position, control of infrastructure and facilities, and the most extensive knowledge and experience on the play. In conjunction with the transaction, and as an example of these synergies, I am also able to announce positive test results of the new 9-35 exploration well of which Highpine owns 60% and Vaquero owns 40%." (See below for "Exploration and Operations Update" details.)

Mr. Waldner added, "I am extremely proud of the achievements of the Vaquero team over the past 3 ½ years and the value we have created for our shareholders. In this merger we are able to offer our shareholders the opportunity to continue to participate in the growth in the Pembina area through the stock of Highpine, which pro-forma will have an enterprise value of approximately $1 billion. We have worked closely with Gordon Stollery and the Highpine team in the Pembina area for a number of years and I am very confident in their ability to continue to successfully explore and develop this high impact play in the future. I strongly believe that this combination will benefit both shareholder groups."

**Pro Forma Highpine Highlights:**

The merged entity will be a light oil exploration company with its core asset base located in Western Canada's most exciting oil exploration play on the prolific Pembina Nisku trend. In addition, Highpine will have diversified exploration and development opportunities in Joffre/Gilby, Windfall, Chip Lake, Bantry/Retlaw, McLeod/Goodwin, and Sturgeon Lake.

**Pro forma the current production from the merged entity, including Pembina, will be between 7,000 to 7,500 boe/d. The total productive capability, including behind-pipe production will be 13,000 to 14,000 boe/d.**

At Pembina, pro forma, Highpine will have:

- Total undeveloped land of approximately 59,000 net acres
- An average working interest of approximately 67%
- A 3-D seismic base of approximately 1,000 square kilometres, that essentially covers the entire play
- Ownership in 15 of the 19 discoveries made to date
- Approximately 50 distinct seismically defined locations at an approximate 70% working interest
- 9 contingent locations and 16 leads/opportunities in the Nisku play

- Current Pembina production of approximately 4,000 boe/d plus behind pipe production of approximately 5,600 boe/d for a total productive capability of 9,600 boe/d.
- Control of facilities with a capacity net to Highpine of almost 18,000 bbls/d.

In addition to Pembina, Highpine will have six additional core areas at Joffre/Gilby, Windfall, Chip Lake, Bantry/Retlaw, McLeod/Goodwin, and Sturgeon Lake.

On a combined basis, the two companies have a capital expenditure budget of $120 million and intend to drill approximately 40 to 50 wells for the remainder of 2005. Highpine estimates that its pro forma exit production for 2005 should range between 11,700 and 13,200 boe/d. Total combined net debt is approximately $50 million as of April 6, 2005 (pro forma proceeds from Highpine's initial public offering) and Highpine, on closing of the Arrangement, will have approximately 44.5 million basic and 46.3 million fully diluted class "A" common shares outstanding.

**Exploration and Operations Update**

The 9-35-48-8 W5M exploration well (100% jointly owned by Highpine and Vaquero) encountered approximately 26 metres (85 feet) of hydrocarbons in the Nisku formation. After completion, the well tested at a stabilized rate of 760 bbls/d of 41.6° API oil over a 43 hour test period. This rate was conducted at a very restricted rate and exhibited normal gas to oil ratios and no water. Highpine expects the on-stream rate to substantially exceed this rate. As a result of this successful test, Highpine has identified up to an additional five offset drilling locations that it intends to apply to license and drill as soon as possible.

Highpine's Violet Grove Battery is currently under construction and scheduled to be completed in May 2005. Completion of this facility should allow most of the behind-pipe production in the Pembina area to come on stream.

**Management and Board Recommendations**

The Arrangement has the unanimous support of the board of directors of both Vaquero and Highpine.

The board of directors of Vaquero has concluded that the Arrangement is in the best interests of its shareholders and will recommend that Vaquero shareholders vote their Vaquero shares in favour of the Arrangement. Directors and officers of Vaquero, holding approximately 6.4% of the fully diluted common shares of Vaquero, have entered into lock-up agreements whereby they have agreed to vote their Vaquero shares in favour of the Arrangement. Tristone Capital Inc. has acted as financial advisor to Vaquero and has provided the board of directors of Vaquero with their fairness opinion, subject to their review of the final form of the documents effecting the Arrangement, that the consideration to be received pursuant to the Arrangement is fair, from a financial point of view.

The board of directors of Highpine has unanimously approved the Arrangement and has received an opinion from FirstEnergy Capital Corp. that the transaction is fair, from a financial point of view, subject to a review of the final form of documents effecting the Arrangement.

Vaquero has agreed to pay Highpine a non-completion fee in the amount of $10.9 million in certain circumstances if the Arrangement is not completed. Vaquero has agreed to terminate any discussions with other parties and has agreed not to solicit or initiate discussion or negotiation with any third party with respect to alternate transactions involving Vaquero and has granted Highpine certain pre-emptive rights if Vaquero receives any other offers.

The management teams of Highpine and Vaquero will be holding a conference call to discuss the transaction today, April 6, at 2:00 P.M. MST (4:00 P.M. EST). The conference call can be accessed by dialing (403) 232-6311 or (888) 458-1598, the pass code is 90156#.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction. The class "A" common shares of Highpine will not be and have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States, or to a U.S. person, absent registration or applicable exemption therefrom.

**READER ADVISORY**

Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Statements in this press release may contain forward-looking information including expectations of future production and components of cash flow and earnings. The reader is cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the companies. These risks include, but are not limited to; the risks associated with the oil and gas industry, commodity prices and exchange rate changes. Industry related risks include, but are not limited to; operational risks in exploration, development and production, delays or changes in plans, risks associated with the uncertainty of reserve estimates, health and safety risks and the uncertainty of estimates and projections of reserves, production, costs and expenses. The reader is cautioned not to place undue reliance on this forward-looking information.

The reader is further cautioned that the preparation of financial statements in accordance with generally accepted accounting principles requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

For further information please contact:

Highpine Oil & Gas Limited
Suite 2200, 500 - 4th Avenue S.W.
Calgary, Alberta T2P 2V6
Canada

A. Gordon Stollery, Chairman, President and Chief Executive Officer
Greg N. Baum, Executive Vice President and Chief Operating Officer or
Harry D. Cupric, Vice President, Finance and Chief Financial Officer

Telephone: (403) 265-3333
Facsimile: (403) 265-3362

Vaquero Energy Ltd.
Suite 1600, 202 - 6th Avenue S.W.
Calgary, Alberta T2P 2R9
Canada

Robert N. Waldner, President and Chief Executive Officer

Telephone: (403) 537-2031
Facsimile: (403) 537-2036

*The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.*

File No. 82-34869

**HIGHPINE OIL & GAS LIMITED AND VAQUERO ENERGY LTD.**
**ANNOUNCE PROPOSED MERGER**

**Calgary, Alberta,** April 6, 2005 - Highpine Oil & Gas Limited ("Highpine") and Vaquero Energy Ltd. ("Vaquero") are pleased to jointly announce that the two companies have entered into a merger agreement, whereby Highpine will acquire all of the issued and outstanding shares of Vaquero pursuant to a Plan of Arrangement (the "Arrangement") to be approved by the Vaquero shareholders no later than June 30, 2005.

Under the Arrangement, shareholders of Vaquero will receive for each common share of Vaquero held 0.391 of a class "A" common share of Highpine.

This transaction creates the dominant player in the exciting Pembina Nisku exploration trend in West Central Alberta where both companies have focused their operations.

Highpine will continue to be managed by its current executive team led by Mr. Gordon Stollery, Chairman, President and Chief Executive Officer and Mr. Greg Baum, Executive Vice President and Chief Operating Officer. In addition, Highpine is pleased to announce that Mr. Robert Waldner, President and Chief Executive Officer of Vaquero, has agreed to join the board of directors of Highpine upon the successful completion of the Arrangement.

"I am very excited to be able to announce the merger of Highpine and Vaquero," said Mr. Stollery. "The combination creates significant synergies at Pembina where, on a combined basis, we have the largest land and seismic position, control of infrastructure and facilities, and the most extensive knowledge and experience on the play. In conjunction with the transaction, and as an example of these synergies, I am also able to announce positive test results of the new 9-35 exploration well of which Highpine owns 60% and Vaquero owns 40%." (See below for "Exploration and Operations Update" details.)

Mr. Waldner added, "I am extremely proud of the achievements of the Vaquero team over the past 3 ½ years and the value we have created for our shareholders. In this merger we are able to offer our shareholders the opportunity to continue to participate in the growth in the Pembina area through the stock of Highpine, which pro-forma will have an enterprise value of approximately $1 billion. We have worked closely with Gordon Stollery and the Highpine team in the Pembina area for a number of years and I am very confident in their ability to continue to successfully explore and develop this high impact play in the future. I strongly believe that this combination will benefit both shareholder groups."

**Pro Forma Highpine Highlights:**

The merged entity will be a light oil exploration company with its core asset base located in Western Canada's most exciting oil exploration play on the prolific Pembina Nisku trend. In addition, Highpine will have diversified exploration and development opportunities in Joffre/Gilby, Windfall, Chip Lake, Bantry/Retlaw, McLeod/Goodwin, and Sturgeon Lake.

**Pro forma the current production from the merged entity, including Pembina, will be between 7,000 to 7,500 boe/d. The total productive capability, including behind-pipe production will be 13,000 to 14,000 boe/d.**

At Pembina, pro forma, Highpine will have:

- Total undeveloped land of approximately 59,000 net acres
- An average working interest of approximately 67%
- A 3-D seismic base of approximately 1,000 square kilometres, that essentially covers the entire play
- Ownership in 15 of the 19 discoveries made to date
- Approximately 50 distinct seismically defined locations at an approximate 70% working interest
- 9 contingent locations and 16 leads/opportunities in the Nisku play

- Current Pembina production of approximately 4,000 boe/d plus behind pipe production of approximately 5,600 boe/d for a total productive capability of 9,600 boe/d.
- Control of facilities with a capacity net to Highpine of almost 18,000 bbls/d.

In addition to Pembina, Highpine will have six additional core areas at Joffre/Gilby, Windfall, Chip Lake, Bantry/Retlaw, McLeod/Goodwin, and Sturgeon Lake.

On a combined basis, the two companies have a capital expenditure budget of $120 million and intend to drill approximately 40 to 50 wells for the remainder of 2005. Highpine estimates that its pro forma exit production for 2005 should range between 11,700 and 13,200 boe/d. Total combined net debt is approximately $50 million as of April 6, 2005 (pro forma proceeds from Highpine's initial public offering) and Highpine, on closing of the Arrangement, will have approximately 44.5 million basic and 46.3 million fully diluted class "A" common shares outstanding.

**Exploration and Operations Update**

The 9-35-48-8 W5M exploration well (100% jointly owned by Highpine and Vaquero) encountered approximately 26 metres (85 feet) of hydrocarbons in the Nisku formation. After completion, the well tested at a stabilized rate of 760 bbls/d of 41.6° API oil over a 43 hour test period. This rate was conducted at a very restricted rate and exhibited normal gas to oil ratios and no water. Highpine expects the on-stream rate to substantially exceed this rate. As a result of this successful test, Highpine has identified up to an additional five offset drilling locations that it intends to apply to license and drill as soon as possible.

Highpine's Violet Grove Battery is currently under construction and scheduled to be completed in May 2005. Completion of this facility should allow most of the behind-pipe production in the Pembina area to come on stream.

**Management and Board Recommendations**

The Arrangement has the unanimous support of the board of directors of both Vaquero and Highpine.

The board of directors of Vaquero has concluded that the Arrangement is in the best interests of its shareholders and will recommend that Vaquero shareholders vote their Vaquero shares in favour of the Arrangement. Directors and officers of Vaquero, holding approximately 6.4% of the fully diluted common shares of Vaquero, have entered into lock-up agreements whereby they have agreed to vote their Vaquero shares in favour of the Arrangement. Tristone Capital Inc. has acted as financial advisor to Vaquero and has provided the board of directors of Vaquero with their fairness opinion, subject to their review of the final form of the documents effecting the Arrangement, that the consideration to be received pursuant to the Arrangement is fair, from a financial point of view.

The board of directors of Highpine has unanimously approved the Arrangement and has received an opinion from FirstEnergy Capital Corp. that the transaction is fair, from a financial point of view, subject to a review of the final form of documents effecting the Arrangement.

Vaquero has agreed to pay Highpine a non-completion fee in the amount of $10.9 million in certain circumstances if the Arrangement is not completed. Vaquero has agreed to terminate any discussions with other parties and has agreed not to solicit or initiate discussion or negotiation with any third party with respect to alternate transactions involving Vaquero and has granted Highpine certain pre-emptive rights if Vaquero receives any other offers.

The management teams of Highpine and Vaquero will be holding a conference call to discuss the transaction today, April 6, at 2:00 P.M. MST (4:00 P.M. EST). The conference call can be accessed by dialing (403) 232-6311 or (888) 458-1598, the pass code is 90156#.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction. The class "A" common shares of Highpine will not be and have not been registered under the

United States Securities Act of 1933, as amended, and may not be offered or sold in the United States, or to a U.S. person, absent registration or applicable exemption therefrom.

**READER ADVISORY**

Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Statements in this press release may contain forward-looking information including expectations of future production and components of cash flow and earnings. The reader is cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the companies. These risks include, but are not limited to; the risks associated with the oil and gas industry, commodity prices and exchange rate changes. Industry related risks include, but are not limited to; operational risks in exploration, development and production, delays or changes in plans, risks associated with the uncertainty of reserve estimates, health and safety risks and the uncertainty of estimates and projections of reserves, production, costs and expenses. The reader is cautioned not to place undue reliance on this forward-looking information.

The reader is further cautioned that the preparation of financial statements in accordance with generally accepted accounting principles requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

For further information please contact:

Highpine Oil & Gas Limited
Suite 2200, 500 - 4th Avenue S.W.
Calgary, Alberta T2P 2V6
Canada

A. Gordon Stollery, Chairman, President and Chief Executive Officer
Greg N. Baum, Executive Vice President and Chief Operating Officer or
Harry D. Cupric, Vice President, Finance and Chief Financial Officer

Telephone: (403) 265-3333
Facsimile: (403) 265-3362

Vaquero Energy Ltd.
Suite 1600, 202 - 6th Avenue S.W.
Calgary, Alberta T2P 2R9
Canada

Robert N. Waldner, President and Chief Executive Officer

Telephone: (403) 537-2031
Facsimile: (403) 537-2036

*The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.*

File No. 82-34869

# MATERIAL CHANGE REPORT

1. **Name and Address of Reporting Issuer:**

   Highpine Oil & Gas Limited ("Highpine")
   Suite 2200
   500 - 4th Avenue S.W.
   Calgary, Alberta T2P 2V6

2. **Date of Material Change:**

   April 5, 2005.

3. **News Release:**

   A press release disclosing the details discussed in this Material Change Report was issued by Highpine on April 5, 2005 and disseminated through the facilities of a recognized newswire service.

4. **Summary of Material Change:**

   On April 5, 2005, Highpine completed its initial public offering of 4,000,000 common shares at a price of $18.00 per share for gross proceeds to Highpine of $72 million.

5. **Full Description of Material Change:**

   On April 5, 2005, Highpine completed its initial public offering of 4,000,000 common shares at a price of $18.00 per share for gross proceeds to Highpine of $72 million.

   The offering was made through a syndicate of underwriters, co-led by Tristone Capital Inc. and FirstEnergy Capital Corp., and including BMO Nesbitt Burns Inc., RBC Dominion Securities Inc. and GMP Securities Ltd.

   Highpine's common shares are listed and posted for trading on the Toronto Stock Exchange under the symbol "HPX". Following completion of the initial public offering, Highpine has 24,708,011 common shares issued and outstanding.

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:**

   Not applicable.

7. **Omitted Information:**

   Not applicable.

**8. Executive Officer:**

The name and business numbers of the executive officer of Highpine who is knowledgeable of the material change and this report is:

Harry D. Cupric, Vice-President, Finance and Chief Financial Officer
Telephone: (403) 265-3333
Facsimile: (403) 265-3362

**9. Date of Report:**

This report is dated April 5, 2005.

cc: Toronto Stock Exchange

File No. 82-34869


HIGHPINE
OIL & GAS LIMITED

## NEWS RELEASE

## HIGHPINE OIL & GAS LIMITED COMPLETES INITIAL PUBLIC OFFERING

**Calgary, Alberta**, April 5, 2005 – Highpine Oil & Gas Limited ("Highpine" or the "Company") announced today that it has completed its initial public offering of 4,000,000 common shares at a price of $18.00 per share for gross proceeds of $72 million. The net proceeds from the offering will be used to fund Highpine's ongoing exploration and development activities and for general working capital purposes.

The offering was made through a syndicate of underwriters, co-led by Tristone Capital Inc. and FirstEnergy Capital Corp., and including BMO Nesbitt Burns Inc., RBC Dominion Securities Inc. and GMP Securities Ltd.

Highpine's common shares are listed and posted for trading on the Toronto Stock Exchange under the symbol "HPX". Following completion of the initial public offering, Highpine has 24,708,011 common shares issued and outstanding.

This news release does not constitute an offer to sell or solicitation of an offer to buy any securities of Highpine in any jurisdiction nor shall there be any sale of securities in a jurisdiction in which such offer, solicitation or sale would be unlawful prior to the qualification or registration under applicable securities laws. An offering may only be made in Canada by means of a prospectus.

Highpine's common shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

For further information, please contact:

A. Gordon Stollery, Chairman, President and Chief Executive Officer
Greg N. Baum, Executive Vice President and Chief Operating Officer or
Harry D. Cupric, Vice President, Finance and Chief Financial Officer

Highpine Oil & Gas Limited
Suite 2200, 500 - 4th Avenue S.W.
Calgary, Alberta T2P 2V6
Canada

Telephone: (403) 265-3333
Facsimile: (403) 265-3362

*Not for distribution to U.S. newswire services or for distribution in the United States.*